SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

AMENDMENT NO. 2
TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

South 8 Energy, LLC
(Name of Issuer)

South 8 Energy, LLC
(Name of Person(s) Filing Statement)

Class A Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Joseph F. Leo
Brown, Winick, Graves, Gross and Baskerville, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representations to the contrary is a criminal offense.

______________________________________________________________________________

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Second Amended Transaction Statement”) amends and supersedes the Rule 13E-3 Transaction Statement on Schedule 13E-3, originally filed on March 18, 2025 (together, with the exhibits filed thereto, the “Original Statement”), as amended by that certain Amendment No. 1 to the Original Statement originally filed on May 2, 2025 (the “First Amended Transaction Statement”) each filed by South 8 Energy, LLC, a North Dakota limited liability company (the “Issuer” or “We”). This Second Amended Transaction Statement is being filed by the Issuer pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder.

This Second Amended Transaction Statement is being filed as a final amendment to report the results of the Rule 13E-3 transaction further described in the definitive proxy statement filed by the Issuer pursuant to Regulation 14 under the Exchange Act on May 2, 2025 (the “Definitive Proxy Statement”). All capitalized terms in this Second Amended Transaction Statement not defined herein shall have the meanings given to them in the Definitive Proxy Statement.

On June 23, 2025 the owners of our Class A Units (the “Members”) approved the Proposed Operating Agreement that resulted in a reclassification of a portion of our currently registered Class A Units into two (2) new separate and distinct classes of units: Class B Units and Class C Units. The Effective Date of the Reclassification was June 24, 2025.

The Class A Units held by our Members owning 50,000 or more Class A Units are remaining as Class A Units; the Class A Units held by Members holding at least 10,001 but no more than 49,999 of our Class A Units were reclassified into Class B Units and the Class A Units held by our Members holding 10,000 or less of our Class A Units were reclassified into Class C Units.

The Reclassification has reduced the number of holders of our Class A Units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the United States Securities and Exchange Commission.

The information contained in the Definitive Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Definitive Proxy Statement.

All parenthetical references under the various Items contained in this Transaction Statement are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet
(Reg. M-A 1001)

The information set forth in the Definitive Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information
(Reg. M-A 1002)

(a)    The information set forth in the Definitive Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION–Who Can Help Answer My Questions" is hereby incorporated herein by reference.

(b)    The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" is hereby incorporated herein by reference.

(c)    The information set forth in the Definitive Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Market Information" is hereby incorporated herein by reference.

(d)    The information set forth in the Definitive Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Distributions" is hereby incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Definitive Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Repurchase of Equity Securities" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)    The information set forth in the Definitive Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated herein by reference.

(b)    The information set forth in the Definitive Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

(c)    The information set forth in the Definitive Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)
(2)(i) The information set forth in the Definitive Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" are hereby incorporated herein by reference.

(2)(ii) The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," are hereby incorporated herein by reference.

(2)(iii) The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" is hereby incorporated herein by reference.

(2)(iv) The information set forth in the Definitive Proxy Statement under the caption "QUESTIONS AND ANSWERS- General Questions on the Annual Meeting and Governor Election Proposal - 'What is the voting requirement for the proposals and what is the effect of an abstention?'" is hereby incorporated herein by reference.

(2)(v) The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company,” and "THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT" are hereby incorporated by reference.

(2)(vi) The information set forth in the Definitive Proxy Statement under the caption "Material Federal Income Tax Consequences of the Reclassification'" is hereby incorporated herein by reference.

(2)(vii) The information set forth in the Definitive Proxy Statement under the caption "Material Federal Income Tax Consequences of the Reclassification'" is hereby incorporated herein by reference.

(c)    The information set forth in the Definitive Proxy Statement under the captions "QUESTIONS AND ANSWERS - Questions on the Reclassification and the Proposed Operating Agreement," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company" and "THE SECOND AMENDMENT TO THE AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(d)    The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters Rights" is hereby incorporated herein by reference.

(e)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters Rights," and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)    The information set forth in the Definitive Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

(e)    Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg M-A 1006(b) and (c)(1) through (8))

(b)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" and

"SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company" is hereby incorporated herein by reference.

(c)    The information set forth in the Definitive Proxy Statement under the captions, "QUESTIONS AND ANSWERS," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company", “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION - Distributions” and "THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(b)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(c)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(d)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company", "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" and “THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(Reg. M-A 1014)

(a)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background", “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification” and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(b)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(c)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and “ABOUT THE SPECIAL MEETING" is hereby incorporated herein by reference.

(d)    The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" is hereby incorporated herein by reference.

(e)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered" and "OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)

(a)    The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(d)    Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg M-A 1008)

(a)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)    The information set forth in the Definitive Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT–Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)    The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(e)    The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg M-A 1010(a) and (b))

(a)    The information set forth in the Definitive Proxy Statement under the caption "EXHIBITS INCORPORATED BY REFERENCE" and “FINANCIAL INFORMATION–Summary Financial Information” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•    Our Annual Report on Form 10-K for the fiscal year ended September 30, 2024, including audited financial information, filed with the SEC on January 15, 2025.

•    Our Quarterly Report on Form 10-Q for the period ended March 31, 2025, including unaudited financial information, filed with the SEC on May 15, 2025.

(b)    The information set forth in the Definitive Proxy Statement under the caption "FINANCIAL INFORMATION–Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)    The information set forth in the Definitive Proxy Statement under the captions “ABOUT THE SPECIAL MEETING– Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

(b)    The information set forth in the Definitive Proxy Statement under the captions “ABOUT THE SPECIAL MEETING– Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b) and (c))

(b)    Not applicable, the issuer is not being acquired or merged in connection with the Schedule 13E-3 Transaction.

(c)    The information set forth in the Definitive Proxy Statement, including all appendices and exhibits attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)    All documents specified in Item 1016(a) through (d), (f) and (g)

(a)(1)    Definitive Proxy Statement filed by the Company on May 2, 2025 together with all amendments thereto, appendices and proxy card.*

(a)(2)    Member Letter, reminder to vote, prepared by the Company and mailed to all members of the Company on June 10, 2025 (as filed with the Commission on Schedule 14A as Definitive Additional Materials on June 5, 2025 and incorporated herein by reference).

(b)    Not applicable.

(c)    Not applicable.

(d)    The Second Amended and Restated Operating Agreement, effective as of June 24, 2025, filed herewith as Exhibit 99.1.

(f)    Not applicable.

(g)    Not applicable.

(b) Exhibit EX - Filing Fees - Table - The transaction valuation, fee rate, amount of filing fee. The Issuer has not provided a Filing Fee Table as the SEC has indicated to the Issuer that there is no applicable filing fee for this transaction.

_______________________

*Incorporated by reference to the Company’s Definitive Proxy Statement, filed with the SEC on May 2, 2025.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

South 8 Energy, LLC

Date:	June 25, 2025	/s/ Jodi Johnson
Jodi Johnson
Chief Executive Officer
(Principal Executive Officer)

Date:	June 25, 2025	/s/ Joni Entze
Joni Entze
Chief Financial Officer
(Principal Financial Officer)